[LETTERHEAD OF NORTHWEST BANCSHARES, INC.]

April 21, 2011

Via EDGAR

Mr. Eric Envall
Attorney Advisor
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20548

Re:	Northwest Bancshares, Inc.
Form 10-K for the fiscal year ended December 31, 2010
File No. 1-34582

Dear Mr. Envall:

I am writing in response to the comment letter from the U.S. Securities and Exchange Commission to Northwest Bancshares, Inc. (the “Company”) dated April 8, 2011, which the Company received by facsimile on April 11, 2011.  We respectfully request an extension until April 29, 2011 to respond to the staff’s comments.  Such an extension would permit the Company to fully develop responses to two types of comments (accounting and compensation matters) and to permit additional time for review by the Company’s external advisors.

If you have any questions, please contact our attorney, Ned Quint, at (202) 274-2007.

Sincerely,

/s/ William W. Harvey, Jr.

William W. Harvey, Jr.
Executive Vice President, Finance

cc:	William J. Wagner, President and
   Chief Executive Officer
Ned Quint, Esq.